Exhibit 99.1

LightInTheBox Reports

Fourth Quarter 2016 Financial Results

Net Revenues Increase 8.8% Year-over-Year

Conference Call to be Held at 8:00AM ET on March 16, 2017

Beijing, China, March 16, 2017 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter of 2016.

Fourth Quarter 2016 Highlights

•             Net revenues increased 8.8% year-over-year to $95.2 million, above the high end of the Company’s guidance of $93.0 million.

•             Black Friday sales increased 10.0% year-over-year.

•             LightIntheBox’s SaaS ERP software platform was officially launched; a milestone for the Company’s cloud computing strategy.

•             For the first quarter of 2017, the Company expects net revenues to in the range of $70.0 to $72.0 million, representing an increase of 4.0% to 7.0% year-over-year.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “I am pleased with our performance during the fourth quarter as revenue exceeded the high-end of our guidance of $91.0 to $93.0 million. More importantly, we were able to successfully regain revenue growth on a year-over-year basis. This was a direct result of strong sales during Black Friday and the Christmas holiday season as well as the increased traction that our logistics and warehousing platform and services are getting. We look forward to further improving our business and developing new innovative products and services in 2017.”

Fourth Quarter 2016 Financial Results

Net revenues increased 8.8% year-over-year to $95.2 million from $87.5 million in the same quarter of 2015. Net revenues from product sales were $84.7 million, compared with $80.9 million in the same quarter of 2015. Net revenues from service and others were $10.5 million, compared with $6.6 million in the same quarter of 2015. As a percentage of net revenues, service and others accounted for 11.0% during the fourth quarter of 2016.

Total orders of product sales were 2.2 million during the fourth quarter of 2016, compared with 2.3 million in the same quarter of 2015. Total number of product sales customers were 1.7 million, compared with 1.8 million in the same quarter of 2015.

Product sales in the apparel category were $24.1 million for the fourth quarter of 2016, compared with $25.2 million in the same quarter of 2015. As a percentage of product sales, apparel revenues accounted for 28.5%, compared with 31.1% in the same quarter of 2015. Product sales from other general merchandise were $60.6 million for the fourth quarter of 2016.

Product sales from Europe were $47.0 million for the fourth quarter of 2016, compared with $48.0 million in the same quarter of 2015, representing 55.4% of total product sales for the fourth quarter of 2016. Product sales from North America were $22.7 million, compared with $24.4 million in the same quarter of 2015, representing 26.8% of total product sales for the fourth quarter of 2016, while product sales from other countries were $15.0 million, representing 17.8% of total product sales for the same quarter.

Total cost of revenues was $63.4 million in the fourth quarter of 2016, compared with $56.6 million in the same period of 2015. Cost for product sales was $53.6 million in the fourth quarter of 2016, compared with $50.5 million in the same period of 2015. Cost for service and others was $9.8 million in the fourth quarter of 2016, compared with $6.1 million in the same period of 2015.

Gross profit for the fourth quarter of 2016 was $31.8 million, compared with $30.8 million in the same period of 2015. Gross margin was 33.4% in the fourth quarter of 2016, compared with 35.3% in the same quarter of 2015.

Total operating expenses in the fourth quarter of 2016 were $34.2 million, compared with $34.3 million in the same quarter of 2015.

•             Fulfillment expenses in the fourth quarter of 2016 were $4.6 million, compared with $5.2 million in the same quarter of 2015. As a percentage of total net revenues, fulfillment expenses were 4.8%, compared to 6.0% in the same quarter of 2015 and 6.0% for the third quarter of 2016.

•             Selling and marketing expenses in the fourth quarter of 2016 were $19.5 million, compared with $20.4 million in the same quarter of 2015. As a percentage of total net revenues, selling and marketing expenses were 20.5%, compared to 23.4% in the same quarter of 2015 and 20.6% for the third quarter of 2016.

•             General and administrative (G&A) expenses in the fourth quarter of 2016 were $10.1 million, compared with $8.6 million in the same quarter of 2015. As a percentage of total net revenues, G&A expenses were 10.6%, compared with 9.9% in the same quarter of 2015 and 12.2% for the third quarter of 2016. G&A expenses in the fourth quarter of 2016 included $3.1 million in technology investments, compared with $3.3 million in the same quarter of 2015.

Loss from operations was $2.4 million in the fourth quarter of 2016, compared with a loss from operations of $3.5 million in the same quarter of 2015.

Net loss was $2.4 million in the fourth quarter of 2016, an improvement when compared to a net loss of $3.5 million during the same quarter of 2015.

Net loss per American Depository Share (“ADS”) was $0.04 in the fourth quarter of 2016, compared with net loss per ADS of $0.07 in the same quarter of 2015. Each ADS represents two ordinary shares.

Non-GAAP net loss was $0.7 million in the fourth quarter of 2016, compared with non-GAAP net income of $5.5 million in the same quarter of 2015.

Non-GAAP net loss per ADS was $0.01 in the fourth quarter of 2016, compared with non-GAAP net income per ADS of $0.12 in the same quarter of 2015.

For the fourth quarter of 2016, the Company’s weighted average number of ADSs used in computing the loss per ADS was 68,944,227.

As of December 31, 2016, the Company had cash and cash equivalents and restricted cash of $91.1 million, compared with $89.1 million as of September 30, 2016.

Share Repurchase Program

On June 8, 2016, LightInTheBox announced a $10 million share repurchase program. As of December 31, 2016, the Company had repurchased a total of $0.8 million of its ADSs.

Business Outlook

For the first quarter of 2017, based on current information and seasonality, the Company expects net revenues to be between $70.0 million and $72.0 million, which represents an increase of 4.0% to 7.0% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 16, 2017 to discuss its financial results and operating performance for the fourth quarter 2016. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 81546308

A telephone replay will be available two hours after the conclusion of the conference call through March 23, 2016. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 81546308

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of December 31,
	2015	2016
ASSETS
Current Assets
Cash and cash equivalents	30,901	89,517
Restricted cash	1,606	1,559
Accounts receivable	920	2,401
Inventories, net	11,261	10,587
Prepaid expenses and other current assets	5,053	9,674
Total current assets	49,741	113,738
Property and equipment, net	2,209	1,071
Acquired intangible assets, net	232	215
Goodwill	690	690
Long-term rental deposit	658	638
Long-term investment	1,963	1,849
TOTAL ASSETS	55,493	118,201

LIABILITIES
Current Liabilities
Accounts payable	29,351	22,523
Advance from customers	8,282	8,758
Accrued expenses and other current liabilities	19,983	21,084
Total current liabilities	57,616	52,365
TOTAL LIABILITIES	57,616	52,365

(DEFICIT) EQUITY
Ordinary shares	7	10
Treasury shares, at cost	(19,996)	(20,806)
Additional paid-in capital	159,190	236,949
Accumulated deficit	(141,015)	(149,738)
Accumulated other comprehensive loss	(309)	(579)
TOTAL (DEFICIT) EQUITY	(2,123)	65,836
TOTAL LIABILITIES AND EQUITY	55,493	118,201

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	December 31,	December 31,
	2015	2016
Net revenues
Product sales	80,908	84,749
Service and others	6,575	10,431
Total net revenues	87,483	95,180
Cost of revenues
Product sales	(50,535)	(53,566)
Service and others	(6,107)	(9,795)
Total cost of revenues	(56,642)	(63,361)
Gross profit	30,841	31,819
Operating expenses
Fulfillment	(5,215)	(4,586)
Selling and marketing	(20,432)	(19,526)
General and administrative	(8,648)	(10,073)
Total operating expenses	(34,295)	(34,185)
Loss from operations	(3,454)	(2,366)
Exchange loss on offshore bank accounts	(84)	(190)
Interest income	36	112
Loss before income taxes	(3,502)	(2,444)
Income taxes expenses	(9)	(12)
(Loss) gain from equity method investments	(18)	38
Net loss	(3,529)	(2,418)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	94,326,148	137,888,454
—Diluted	94,326,148	137,888,454

Net loss per ordinary share
—Basic	(0.04)	(0.02)
—Diluted	(0.04)	(0.02)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.07)	(0.04)
—Diluted	(0.07)	(0.04)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	December 31,	December 31,
	2015	2016
Net revenues	87,483	95,180
Foreign exchange impact on net revenues*	8,433	1,271
Non-GAAP net revenues	95,916	96,451

Gross profit	30,841	31,819
Foreign exchange impact on net revenues*	8,433	1,271
Non-GAAP gross profit	39,274	33,090

Loss from operations	(3,454)	(2,366)
Foreign exchange impact on net revenues*	8,433	1,271
Share-based compensation expenses	587	495
Non-GAAP income (loss) from operations	5,566	(600)

Net loss	(3,529)	(2,418)
Foreign exchange impact on net revenues*	8,433	1,271
Share-based compensation expenses	587	495
Non-GAAP net income (loss)	5,491	(652)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	94,326,148	137,888,454
—Diluted	94,576,518	137,888,454

Non-GAAP net income (loss) per ordinary share
—Basic	0.06	(0.00)
—Diluted	0.06	(0.00)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.12	(0.01)
—Diluted	0.12	(0.01)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of December 2016 will be calculated by the average of the daily exchange rates in December 2015 times the respective original foreign currency net revenues in December 2016.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	December 31,	December 31,
	2015	2016
Net loss	(3,529)	(2,418)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	528	255
Share-based compensation	587	495
Inventory write-down	533	474
Exchange loss on offshore bank accounts	84	190
Loss (gain) from equity method investments	18	(38)
Changes in operating assets and liabilities
Accounts receivable	(471)	139
Inventories	(667)	(2,159)
Prepaid expenses and other current assets	(301)	(2,094)
Accounts payable	3,514	8,681
Advance from customers	(2,768)	(1,960)
Accrued expense and other current liabilities	(705)	1,450
Long-term rental deposit	99	1
Net cash (used in) provided by operating activities	(3,078)	3,016
Cash flows from investing activities
Purchase of property and equipment	(149)	(95)
Deposit in restricted cash	(329)	(479)
Net cash used in investing activities	(478)	(574)
Cash flows from financing activities
Payment of private placement offering expenses	—	(153)
Repurchase of ordinary shares	—	(462)
Net cash used in financing activities	—	(615)
Effect of exchange rate changes on cash and cash equivalents	(219)	(378)
Cash and cash equivalents at beginning of period	34,676	88,068
Cash and cash equivalents at end of period	30,901	89,517